

Fig. 1 BLUEBIRD GOLD PROPERTY BC LOCATION MAP


BLUEBIRD GOLD PROPERTY
BLUEBIRD GOLD
Legend
Indian Reserves
National Parks
Parks
Mineral Tenures (Mineral - LRDW)
Mineral Claim
Mineral Lease
Reserves (Mineral - LRDW Sites)
Placer Claim Designation
Placer Lease Designation
No Staking Reserve
Conditional Reserve
Release Required Reserve
Surface Restriction
Recreation Area
Others
Mining Division (MTO)
Survey Parcels
BCGS Grid
Annotation (1:250K)
Transportation - Points (1:250K)
Airfield
Anchorage - Seaplane
Ferry Route
Heliport
Seaplane Base
Air Field
Airport
Air Feature - Condition Unknown
Airport,Abandoned
Transportation - Lines (1:250K)
Ferry Route
Aerial Cableway
Road (Gravel Undivided) - 1 Lane
Scale: 1:250,000
This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

Fig. 2 BLUEBIRD GOLD REGIONAL LOCATION MAP



Fig. 3 BLUEBIRD GOLD PROPERTY SATELLITE PHOTO


BLUEBIRD GOLD PROPERTY
332568
172
328750
526808
92L.042
1010955
0
275
550 m.
Map center: 50° 28' 28" N, 127° 40' 5" W
This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.
Fort St. John
Terrace
Quesnel
Williams Lake
Revelstoke
Vernon
Vancouver
Trail
Victoria
Legend
MINFILE Status
Producer
Past Producer
Developed Prospect
All others
Indian Reserves
National Parks
Parks
Mineral Tenures (Mineral - LRDW)
Mineral Claim
Mineral Lease
Reserves (Mineral - LRDW Sites)
Placer Claim Designation
Placer Lease Designation
No Staking Reserve
Conditional Reserve
Release Required Reserve
Surface Restriction
Recreation Area
Others
Mining Division (MTO)
Integrated Cadastral Fabric
BCGS Grid
Contours (TRIM)
Contour - Index
Contour - Index.Indefinite
Contour - Index.Depression
Contour - Index.Depression Indefinite
Contour - Intermediate
Contour - Intermediate.Indefinite
Contour - Intermediate.Depression
Contour - Intermediate.Depression Indefinite
Scale: 1:15,000

Fig. 4 BLUEBIRD GOLD PROPERTY MAP



0
20
40
kilometres
N
CAPE SCOTT
QUEEN CHARLOTTE STRAIT
Port Hardy
Holberg
Port McNeill
Island Copper
JOHNSTONE STRAIT
Winter Harbour
Nimpkish map area
QUATSINO SOUND
Port Alice
BLUEBIRD GOLD PROPERTY
PACIFIC OCEAN
BROOKS PENINSULA
Vancouver
Victoria
PACIFIC OCEAN
Neogene
Alert Bay volcanics
Eocene
Catface intrusions
Late Jurassic-Late Cretaceous
Nanaimo, Queen Charlotte and Kyuquot groups
Jurassic-Cretaceous
Pacific Rim complex
Early-Middle Jurassic
Island Plutonic Suite
West Coast Crystalline Complex
Late Triassic-Middle Jurassic
Bonanza Group
'Bonanza volcanics'
Harbledown Formation
Parson Bay Formation
Late Triassic
Vancouver Group
Quatsino Formation
Karmutsen Formation

Figure 1. Regional geology of northern Vancouver Island (after Massey *et al.*, 2005), showing the location of the Nimpkish map area.

Fig. 5 BLUEBIRD GOLD PROPERTY REGIONAL GEOLOGY MAP


JURASSIC
TRIASSIC
Middle
Lower
Upper
Callovian
Bathonian
Bajocian
Aalenian
Toarcian
Pliensbachian
Sinemurian
Hettangian
Rhaetian
Norian
Carnian
BONANZA GROUP
VANCOUVER GROUP
'Bonanza volcanics'
Parson Bay Formation
Quatsino Fm
Karmutsen Formation
Angular
199.6 ± 0.6 Ma
203.6 ± 2.0 Ma
216.5 ± 2.0 Ma
228.0 ± 2.0 Ma
Subaerial to submarine, basaltic to rhyolitic lavas, breccias, lapilli, crystal and welded tuffs; interbedded siliciclastics and limestone; comagmatic intrusions of the Island Plutonic Suite
BLUEBIRD GOLD PROPERTY
Thin to medium-bedded impure limestone mudstone, siltstone, shale and calcareous equivalents; interbedded volcanic breccias, lapilli tuffs, lavas, feldspathic wackes, waterlain volcaniclastic deposits and conglomerate (minor)
Massive to bedded micritic and locally bioclastic limestone
Intravolcanic limestone near top of unit
Basalt flows with minor pillow lava, pillow breccia and tuff
Pillow breccia with well-bedded tuff and breccia in lower part
Pillow basalts

Figure 3. Revised stratigraphic nomenclature for Triassic–Jurassic lithostratigraphic units proposed in this study. The geological time scale is that of Gradstein *et al.* (2004).

Fig. 6 BLUEBIRD GOLD PROPERTY REGIONAL STRATIGRAPHY